EXHIBIT 3(ii)a
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                           AMERICAN BRANDS, INC.

                             BY-LAW AMENDMENT

                        ADOPTED ON JANUARY 31, 1995

                        EFFECTIVE JANUARY 31, 1995


Article I, Section 1 was amended to read in its entirety as follows:


     Section 1. The number of directors constituting the entire Board of Directors of the Company shall be fixed at eleven. The number of the directors may be altered by amendment of these By-laws, which amendment may be adopted at any regular or special meeting of the Board of Directors by the affirmative vote of at least two-thirds of all the directors then in office.



Article IV, Section 1 was amended to read in its entirety as follows:


     Section 1. The Board of Directors shall annually choose from amongst its members a Chairman of the Board. The Board shall also annually choose a President, an Executive Vice President (if any), one or more Senior Vice Presidents (if any), a principal financial officer, such other Vice Presidents (if any) as it shall determine, a Secretary, a Treasurer and a Controller, who need not be directors.



Article IV, Section 8 was amended to read in its entirety as follows:


     Section 8. At the request of the Chairman of the Board, or in case of his absence or disability, the President shall perform the duties of the Chairman of the Board, subject to the control of the Board of Directors, and the President shall have such other powers and perform such other duties as shall at any time be delegated to him by the Board of Directors. The Executive Vice President (if any) and the Senior Vice Presidents (if any) and such other Vice Presidents as shall have been chosen shall have such powers and perform such duties as shall at any time be delegated to them by the Board of Directors.